SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

Fansteel Inc.
(Name of the Issuer)

Fansteel Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value, $0.01
(Title of Class of Securities)

307260205
(CUSIP Number of Class of Securities)

Curtis J. Zamec, II
President and Chief Executive Officer
1746 Commerce Road
Creston, Iowa 50801
(641) 782-8521 x111

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

With Copies To:
Joseph J. Selinger, Jr., Esq.
Tobin, Carberry, O'Malley, Riley & Selinger, P.C.
P.O. Box 58
New London, CT  06320

This statement is filed in connection with (check the appropriate box):

a.  ☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  ☐  The filing of a registration statement under the Securities Act of 1933.
c.  ☐  A tender offer.
d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee
Transaction Value $122,500		Amount of Filing Fee** $6.84

*     For purposes of calculating the fee only. This amount assumes the acquisition of 350,813 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $0.35 per share.

**   The filing fee equals $122,500 x 0.00005580 as determined by Rule 0-11(b)(1).

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), by Fansteel Inc. (the "Company" or "we", "us" or "our"), a Delaware corporation.

Our board and three of our principal shareholders who hold approximately 70% of our outstanding Common Stock and votes attributable thereto have by written consent, as allowed by our bylaws and Delaware law, approved a proposal to effect a 1-for-7,500 reverse stock split of our common stock (the "Reverse Split).  As a result of this Reverse Split:

(a)           each stockholder owning fewer than 7,500 of our shares immediately before the Reverse Split will receive $0.35 in cash, without interest, for each common share owned by such stockholder immediately prior to the Reverse Split and will no longer be a stockholder; and

(b)           each stockholder holding 7,500 or more of our shares immediately before the effective time of the Reverse Split will receive one share for each 7,500 shares held before the Reverse Split and, in lieu of any fractional shares following the Reverse Split, will receive $0.35 in cash, without interest, for any shares held immediately before the Reverse Split that result in the fraction.  Based upon our analysis, we expect to pay approximately $122,500 to our stockholders in the aggregate in connection with the Reverse Split.

The primary effect of the Reverse Split will be to reduce our total number of approximately 700 record holders below 300 persons by fully cashing out any shareholders with less than 7,500 shares.  This will allow us to suspend our reporting obligations arising in connection with our Common Stock under the Exchange Act.  In addition, because we have a number of small lot and odd lot shareholders, we may, from time to time, enter into separate, privately negotiated, transactions with various small lot shareholders to purchase such small lot shares.

This Schedule 13E-3 is being filed by us with the SEC pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder on the same day as our filing of a Preliminary Information Statement on Schedule 14C on September 8, 2009 ("Information Statement"), filed under Regulation 14C of the Exchange Act. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Information Statement of the information required to be included in response to such Items in this Schedule 13E-3. The information contained in the Information Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the schedules, exhibits, appendices and annexes thereto. All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.

As of the date hereof, the Information Statement is in preliminary form and is subject to completion and amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the Information Statement.

Item 1. SUMMARY TERM SHEET

The information set forth in the Information Statement under the following caption is incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT."

Item 2. SUBJECT COMPANY INFORMATION

(a)	Name and Address.

The Company is a Delaware corporation and its contact information is as follows:

Fansteel Inc.
1746 Commerce Road
Creston, Iowa 50801
(641) 782-8521 x111

(b)	Securities.

As of September 1, 2009, there were 3,420,000 shares of common stock, par value $0.01, issued and outstanding (the "Common Stock").

(c)	Trading Market and Price.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: "VOTING SECURITIES - Market Price of Our Common Stock."

(d)	Dividends.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: "VOTING SECURITIES - Dividends."

(e)	Prior Public Offerings.

There has been no underwritten public offering of the subject securities for cash during the past three years.

(f)	Prior Stock Purchases.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: "VOTING SECURITIES - Stock Purchases."

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address.

The filing person, Fansteel Inc., is also the subject company with its address and telephone number provided in Item 2 above. See Item 3(c) below for the background of the Company's directors and executive officers. The business address of each director and executive officer of the Company is:  c/o Fansteel Inc., 1746 Commerce Road, Creston, Iowa 50801.  The business telephone number of each director and executive officer is: c/o Fansteel Inc. at (641) 782-8521.

(b)	Business and Background of Entities.

Not applicable.

(c)	Business and Background of Natural Persons.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Change in Control and Description and Interest of Certain Persons in Matters to be Acted Upon" and "ELECTION OF DIRECTORS – Director Nominees."

Item 4. TERMS OF THE TRANSACTION

(a)(2)	Material Terms.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT," and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT."

(c)	Different Terms.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT," and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT."

(d)	Appraisal Rights.

No appraisal or dissenters' rights are available under the Delaware General Corporation Law to any of our stockholders who may dissent from the Reverse Split.  There may exist other rights or actions under Delaware law or federal and state securities laws for stockholders who can demonstrate that they have been damaged by the Reverse Split.  Although the nature and extent of such rights or actions are uncertain and may vary depending on factors or circumstances, stockholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate directors and officers and to the fairness of corporate transactions.

(e)	Provisions of Unaffiliated Security Holders.

No provisions have been made in connection with the Reverse Split to grant unaffiliated shareholders access to our corporate files or to obtain counsel or appraisal services at our expense.  Stockholders, however, have certain rights under Delaware law to inspect our books and records.

(f)	Eligibility for Listing or Trading.

Not applicable.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Changes in Control and Description and Interests of Certain Persons in Matters to Be Acted Upon."

(b)	Significant Corporate Events.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Changes in Control and Description and Interests of Certain Persons in Matters to Be Acted Upon."

(c)	Negotiations or Contacts.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Changes in Control and Description and Interests of Certain Persons in Matters to Be Acted Upon."

(e)	Agreements Involving the Subject Company's Securities.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT – Past Transactions - Changes in Control and Description and Interests of Certain Persons in Matters to Be Acted Upon."

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired.

The shares purchased by us will be retired and returned to the status of authorized but unissued shares.

(c)	Plans.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT," and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT."

Item 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS IN A GOING–PRIVATE TRANSACTION

(a)	Purposes.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT" and "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT - Purposes and Reasons, Alternatives and Effects of the Reverse Split - Purposes and Reasons."

(b)	Alternatives.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT - Purposes and Reasons, Alternatives and Effects of the Reverse Split - Alternatives."

(c)	Reasons.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT" and "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT - Purposes and Reasons, Alternatives and Effects of the Reverse Split - Purposes and Reasons."

(d)	Effects.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT - Description of the Reverse Split," "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT," and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT."

Item 8. FAIRNESS OF THE GOING–PRIVATE TRANSACTION

(a)	Fairness.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," and "SPECIAL FACTORS PERTAINING TO THE REVERSE SPLIT - Fairness of the Reverse Split."

(b)	Factors Considered in Determining Fairness.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," and "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split."

(c)	Approval of Security Holders.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET OF REVERSE SPLIT," "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split" and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Change in Control and Description and Interest of Certain Persons in Matters to be Acted Upon, Voting Securities and Voting Information."

(d)	Unaffiliated Representative.

Our Board of Directors has not retained an unaffiliated representative to act solely on behalf of our shareholders. The information set forth in the Information Statement under the following caption is incorporated herein by reference: "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split."

(e)	Approval of Directors.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split," and "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Change in Control and Description and Interest of Certain Persons in Matters to be Acted Upon."

(f)	Other Offers.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split."

Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)	Report, Opinion or Appraisal.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:  "SPECIAL FACTORS PERTAINING TO REVERSE SPLIT - Fairness of the Reverse Split and Reports, Opinions, Appraisals and Negotiations."

(b)	Preparer and Summary of the Report, Opinion or Appraisal.

Not Applicable.

(c)	Availability of Documents.

Not Applicable.

Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Sources and Amounts of Funds."

(b)	Conditions.

There are no material conditions to financing. There are no alternative financing arrangements to the sources described in "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Sources and Amounts of Funds."

(c)	Expenses.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Sources and Amounts of Funds."

(d)	Borrowed Funds.

Not Applicable.

Item 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership.

The information set forth in the Information Statement under the following caption is incorporated herein by reference:  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Past Transactions - Changes in Control and Description and Interest of Certain Persons in Matters to be Acted Upon," "VOTING SECURITIES" and "VOTING INFORMATION."

(b)	Securities Transactions.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: "VOTING SECURITIES - Stock Purchases."

Item 12. THE SOLICITATION OR RECOMMENDATION

Not applicable.

Item 13. FINANCIAL STATEMENTS

(a)	Financial Information.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - FINANCIAL INFORMATION - Historical Financial Information."

(b)	Pro forma Information.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - FINANCIAL INFORMATION - Summary Financial Information and Certain Financial Effects of the Reverse Split."

Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations.

Not applicable.

(b)	Employees and Corporate Assets.

Our chief executive officer has had and will continue to have primary responsibility for implementing and completing the Reverse Split.  The information set forth in the Information Statement under the following caption is incorporated herein by reference:  "ADDITIONAL INFORMATION ON THE REVERSE SPLIT - Sources and Amounts of Funds."

Item 15. ADDITIONAL INFORMATION

(b)	Other Material Information.

The information contained in the Information Statement, including all exhibits attached thereto, is incorporated herein by reference.

Item 16.  EXHIBITS

(a)(i)
Preliminary Information Statement on Schedule 14C including all exhibits attached thereto, filed by us with the SEC on September 8, 2009 (incorporated herein by reference) (the "Information Statement").

(f)	Statement describing appraisal rights and other proceedings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Fansteel Inc.

	By:	/s/ Curtis J. Zamec
September 8, 2009		Curtis J. Zamec, II President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

(a)(i)
Preliminary Information Statement on Schedule 14C including all exhibits attached thereto, filed by us with the SEC on September 8, 2009 (incorporated herein by reference) (the "Information Statement").

(f)	Statement describing appraisal rights and other proceedings.

EXHIBIT F

Appraisal Rights

No appraisal or dissenters' rights are available under the Delaware General Corporation Law to any of our stockholders who may dissent from the Reverse Split.  There may exist other rights or actions under Delaware law or federal and state securities laws for stockholders who can demonstrate that they have been damaged by the Reverse Split.  Although the nature and extent of such rights or actions are uncertain and may vary depending on factors or circumstances, stockholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate directors and officers and to the fairness of corporate transactions.